                                 EXHIBIT 99.3

            APPRAISAL AGREEMENT WITH CAPITAL RESOURCES GROUP, INC.

                         CAPITAL RESOURCES GROUP, INC.

1211 Connecticut Ave., N.W. *  Suite 200 Washington, DC 20036 * Tel (202) 466-
                           5685 * Fax (202) 466-5695



                                                November 18, 1997

Mr. Carl Smith
President and Chief Executive Officer
People's Building & Loan Association
819 Main Street
Tell City, Indiana 47586

Dear Mr. Smith:

   This letter sets forth the agreement between Peoples Building & Loan Association (the "Association") and Capital Resources Group, Inc. ("CRG"), whereby the Association has engaged CRG to determine the estimated pro forma market value of the shares of common stock that are to be issued and sold by the Association in conjunction with its conversion into a stock savings institution (the "Conversion") and to prepare the regulatory business plan for the formation of the new holding company.

   CRG agrees to deliver the valuation, in writing, to the Association at the above address on or before a mutually-agreed upon date. Further, we agree to discuss with the board of directors the valuation, the methodology employed and other relevant factors of the appraisal. In addition, CRG agrees to undertake all the necessary filing requirements with respect to the valuation appraisal report with the Office of Thrift Supervision ("OTS") and Securities and Exchange Commission ("SEC"). It is understood that the services of CRG under this agreement shall be limited as described above. CRG is an affiliate of Capital Resources, Inc. which is offering marketing agent services separately.

   The Association agrees to pay CRG for its services to prepare the appraisal and the regulatory business plan and to reimburse CRG for certain expenses necessary and incident to the completion of the appraisal. Professional fees for our services are $15,000 for the appraisal including any updates and $5,000 for the regulatory holding company business plan. Payment of the appraisal and business plan fees shall be made according to the following schedule:

   O      $5,000 upon execution of this letter of agreement;
   O      $10,000 upon delivery of the completed appraisal report; and
   O      $5,000 upon delivery of the completed regulatory business plan.

   Reimbursement of expenses for travel, communications, reproduction, data and computer time shall be paid to CRG as incurred and billed. CRG will make every attempt to hold these costs to a minimum, but in no event will they exceed $2,000 without the prior approval of the Association.

CAPITAL RESOURCES GROUP, INC.
Mr. Carl Smith
November 18, 1997
Page 2

   In the event the Association shall, for any reason, discontinue its conversion to a stock savings institution prior to the filing of the original appraisal and business plan with the OTS, the Association agrees to compensate CRG according to CRG's standard billing rates for consulting services based on accumulated and verifiable time expenses, not to exceed $20,000 plus reimbursable expenses.

   If, during the course of the Association's Conversion, unforeseen events occur so as to materially change the nature of the work content of the appraisal services described in this contract, the terms of said contract shall be subject to renegotiation by the Association and CRG. Such unforeseen events shall include, but not be limited to, major changes in OTS' procedures as they relate to conversion regulations, appraisal guidelines or processing procedures as they relate to conversions, major changes in management, operating policies or financial condition, and excessive delays in completing the transaction and/or suspension of processing of conversions such that completion of the proposed Conversion requires the preparation by CRG of a new appraisal report which differs substantially from the appraisal prepared by CRG.

   The Association and CRG hereby agree to the following:

   1. The Association agrees to supply to CRG such information with respect to its business and financial condition as CRG may reasonably request in order to provide the aforesaid valuation. Such information heretofore or hereafter supplied or made available to CRG shall include without limitation: annual financial statements, periodic regulatory filings and material agreements, debt instruments, commitments and contingencies, potential gains/losses and corporate books and records.

   2. The Association hereby represents and warrants to CRG that any information provided to CRG does not and will not, to the best of the Association's knowledge, at all relevant times, contain any untrue statement of a material fact or fail to state a material fact necessary to make the statements therein not false or misleading.

   3.     (a)   The Association agrees that it will indemnify and hold harmless
CRG and any affiliates of CRG who act for or on behalf of CRG in connection with the services called for under this agreement, from and against any and all losses, claims, damages and liabilities (including, but not limited to, all losses and expenses in connection with claims under the federal securities laws) caused by or arising out of any untrue statement of a material fact contained in the information supplied by the Association to CRG or by an omission to state a material fact in the information so provided that is required to be stated therein or necessary to make the statements not misleading.

          (b) The Association will not be responsible for any such losses, claims, damages and liabilities if CRG is determined to be negligent or otherwise at fault.

CAPITAL RESOURCES GROUP, INC.
Mr. Carl Smith
November 18, 1997
Page 3

          (c) CRG will not be responsible for any such losses, claims, damages and liabilities to the extent that it reasonably relied upon information furnished by the Association whether or not the Association is determined to be negligent or otherwise at fault.

          (d) Should CRG incur legal expenses in defending any legal action challenging the valuation where CRG is not negligent or otherwise at fault or is found by a court of law to be not negligent or otherwise at fault, the Association will indemnify CRG for all such expenses.

   The Association and CRG are not affiliated, and neither the Association nor CRG has an economic interest in, or is held in common with, the other and has not derived a significant portion of its gross revenues, receipts or net income for any period from transactions with the other.

   Please acknowledge your agreement to the foregoing by signing as indicated below and returning to CRG a signed copy of this letter.

                              Sincerely,

                              CAPITAL RESOURCES GROUP, INC.

                              /s/ David P. Rochester

                              David P. Rochester
                              Chairman and Chief
                              Executive Officer

Agreed To and Accepted By:

PEOPLES BUILDING & LOAN ASSOCIATION

/s/ Carl Smith          18/9/97
---------------------------------
signed                   date


/s/ Carl Smith President
---------------------------------
print name and title